UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CinCor Pharma, Inc.

(Name of Subject Company)

CinCor Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

230 Third Avenue

Waltham, MA 02451

(844) 531-1834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan

Rowook Park

Divakar Gupta

Sarah Sellers

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CinCor Pharma, Inc., a Delaware corporation (the “Company” or “CinCor”), with the Securities and Exchange Commission on January 23, 2023, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on January 23, 2023 by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser to acquire all of the outstanding shares of common stock of CinCor, $0.00001 par value per share (the “Shares”) in exchange for (i) $26.00 per Share in cash, plus (ii) one contingent value right per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement in the form attached as Exhibit E to the Merger Agreement, in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the sentence under the section entitled “Legal Proceedings” on page 47 and replacing it with the following paragraphs:

“As of this filing, four purported stockholders of CinCor have filed complaints in federal court regarding the Transactions. The first and second complaints were filed on January 23, 2023 and January 25, 2023, respectively, in the United States District Court for the Southern District of New York and are captioned O’Dell v. CinCor Pharma, Inc., et al., No. 1:23-cv-00556 and Johnson v. CinCor Pharma, Inc., et al., No. 1:23-cv-00646. The third complaint was filed on January 26, 2023 in the United States District Court for the District of Delaware and is captioned Kent v. CinCor Pharma, Inc. et al., No. 1:23-cv-00095-UNA. The fourth complaint was filed on January 27, 2023 in the United States District Court for the Southern District of New York and is captioned Lawrence v. CinCor Pharma, Inc., et al., No. 1:23-cv-00740. The aforementioned four complaints are collectively referred to as the “Complaints.” The Complaints name as defendants CinCor and each member of the Board (collectively, the “CinCor Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14a-9 and Rule 14d-9 promulgated thereunder, against all CinCor Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiffs.

In addition, as of this filing, CinCor had received six demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints or demand letters may be filed against or received by CinCor, the Board, AstraZeneca, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, CinCor and AstraZeneca will not necessarily announce such additional filings.”

2. By adding the following sentence as a new paragraph following the second paragraph under the section entitled “U.S. Antitrust” on page 48:

“Each of Parent and CinCor filed notification and report forms under the HSR Act with the Antitrust Division and the FTC on January 23, 2023.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CINCOR PHARMA, INC.

By:	/s/ Marc de Garidel
Name:	Marc de Garidel
Title:	Chief Executive Officer

Dated: February 3, 2023